UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

METEN HOLDING GROUP LTD.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G6055H114
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	2	of	15

1	NAMES OF REPORTING PERSONS AZ Fund 1 - AZ Equity - Global Growth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	3	of	15

1	NAMES OF REPORTING PERSONS AZ Fund 1 - AZ Equity - Global FoF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	4	of	15

1	NAMES OF REPORTING PERSONS AZ Fund 1 – AZ Equity - America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	5	of	15

1	NAMES OF REPORTING PERSONS AZ Fund 1 – AZ Allocation – Global Income
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	6	of	15

1	NAMES OF REPORTING PERSONS AZ Fund 1 – AZ Allocation - Global Balanced
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	7	of	15

1	NAMES OF REPORTING PERSONS Azimut Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	8	of	15

Item 1(a).	Name of Issuer:

Meten Holding Group Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3rd Floor, Tower A, Tagen Knowledge& Innovation Center, 2nd Shenyun West Road, Nanshan District Shenzhen, Guangdong Province 518000 The People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) AZ Fund 1 – AZ Equity - Global Growth is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the Law of 17 December 2010 relating to undertakings for collective investment, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (currently “Azimut Investments S.A.) (the “Management Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012, 18 November 2014 and 4 January 2021. The latest amendments were filed with the Business Register on 14 January 2021. As an umbrella fund, the fund has no legal personality. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

Azimut Investments S.A. is a Luxembourg corporation that manages the affairs of AZ Fund 1 – AZ Equity - Global Growth. Claudio Basso is the Chief Investment Officer of the Management Company. The Management Company and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 AZ Equity - Global Growth.

(ii) AZ Fund 1 – AZ Equity - Global FoF is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the Law of 17 December 2010 relating to undertakings for collective investment, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (currently “Azimut Investments S.A.”) (the “Management Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012, 18 November 2014 and 4 January 2021. The latest amendments were filed with the Business Register on 14 January 2021. As an umbrella fund, the fund has no legal personality. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	9	of	15

The Management Company manages the affairs of AZ Fund 1 - AZ Equity - Global FoF. Claudio Basso is the Chief Investment Officer of the Management Company. The Management Company and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 - AZ Equity - Global FoF.

(iii) AZ Fund 1 - AZ Equity – America is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the Law of 17 December 2010 relating to undertakings for collective investment, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (currently “Azimut Investments S.A.”) (the “Management Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012, 18 November 2014 and 4 January 2021. The latest amendments were filed with the Business Register on 14 January 2021. As an umbrella fund, the fund has no legal personality. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

The Management Company manages the affairs of AZ Fund 1 - AZ Equity – America. Claudio Basso is the Chief Investment Officer of the Management Company. The Management Company and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 - AZ Equity – America.

(iv) AZ Fund 1 - AZ Allocation – Global Income is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the Law of 17 December 2010 relating to undertakings for collective investment, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (currently “Azimut Investments S.A.”) (the “Management Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012, 18 November 2014 and 4 January 2021. The latest amendments were filed with the Business Register on 14 January 2021. As an umbrella fund, the fund has no legal personality. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

The Management Company manages the affairs of AZ Fund 1 - AZ Allocation – Global Income. Claudio Basso is the Chief Investment Officer of the Management Company. The Management Company and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 - AZ Allocation – Global Income.

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	10	of	15

(v) AZ Fund 1 - AZ Allocation - Global Balanced is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the Law of 17 December 2010 relating to undertakings for collective investment, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (currently “Azimut Investments S.A.”) (the “Management Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012, 18 November 2014 and 4 January 2021. The latest amendments were filed with the Business Register on 14 January 2021. As an umbrella fund, the fund has no legal personality. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

The Management Company manages the affairs of AZ Fund 1 - AZ Allocation - Global Balanced. Claudio Basso is the Chief Investment Officer of the Management Company. The Management Company and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 AZ Allocation - Global Balanced.

(vi) The Management Company manages each of the Sub-funds identified in (i)-(v) above and may be deemed to share voting and dispositive control over the shares held by each such Sub-fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is: c/o Azimut Investments S.A. 35, Avenue Monterey L-2163 Luxembourg

Item 2(c).	Citizenship:

AZ Fund 1 AZ Equity - Global Growth – Luxembourg

AZ Fund 1 AZ Equity - Global FoF – Luxembourg

AZ Fund 1 AZ Equity - America – Luxembourg

AZ Fund 1 AZ Allocation – Global Income – Luxembourg

AZ Fund 1 AZ Allocation - Global Balanced – Luxembourg

Azimut Investments S.A. – Luxembourg

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number: G6055H114

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	11	of	15

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☑	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Foreign mutual funds.

Item 4.	Ownership.

AZ Fund 1 AZ Allocation - Global Growth

(a) Amount Beneficially Owned: 0 Ordinary Shares. Such amount includes 0 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0% based on 56,874,548 Common Shares outstanding as of December 31, 2020, as reported on Form 20-F/A, Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, as filed on May 7, 2021.

(c) Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

AZ Fund 1 AZ Equity - Global FoF

(a) Amount Beneficially Owned: 0 Ordinary Shares. Such amount includes 0 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0% based on 56,874,548 Common Shares outstanding as of December 31, 2020, as reported on Form 20-F/A, Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, as filed on May 7, 2021.

(c) Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	12	of	15

AZ Fund 1 AZ Equity – America

(a) Amount Beneficially Owned: 0 Ordinary Shares. Such amount includes 0 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0% based on 56,874,548 Common Shares outstanding as of December 31, 2020, as reported on Form 20-F/A, Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, as filed on May 7, 2021.

(c) Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

AZ Fund 1 AZ Allocation – Global Income

(a) Amount Beneficially Owned: 0 Ordinary Shares. Such amount includes 0 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0% based on 56,874,548 Common Shares outstanding as of December 31, 2020, as reported on Form 20-F/A, Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, as filed on May 7, 2021.

(c) Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

AZ Fund 1 AZ Allocation - Global Balanced

(a) Amount Beneficially Owned: 0 Ordinary Shares. Such amount includes 0 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0% based on 56,874,548 Common Shares outstanding as of December 31, 2020, as reported on Form 20-F/A, Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, as filed on May 7, 2021.

(c) Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	13	of	15

Azimut Investments S.A.

(a) Amount Beneficially Owned: 0 Ordinary Shares. Such amount includes 0 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0% based on 56,874,548 Common Shares outstanding as of December 31, 2020, as reported on Form 20-F/A, Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, as filed on May 7, 2021.

(c) Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	14	of	15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

AZ FUND 1 AZ EQUITY - GLOBAL GROWTH

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ EQUITY - GLOBAL FOF

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ EQUITY – AMERICA

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ ALLOCATION – GLOBAL INCOME

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ ALLOCATION - GLOBAL BALANCED

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZIMUT INVESTMENTS S.A.

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

CUSIP No.	G6055H114	SCHEDULE 13G/A	Page	15	of	15

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree, on this 11th day of February, 2022, that this Schedule 13G/A (as so amended, the “Schedule 13G/A”) with respect to the Ordinary Shares of Meten Holding Group Ltd. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2022

AZ FUND 1 AZ EQUITY - GLOBAL GROWTH

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ EQUITY - GLOBAL FOF

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ EQUITY – AMERICA

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ ALLOCATION – GLOBAL INCOME

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZ FUND 1 AZ ALLOCATION - GLOBAL BALANCED

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.

AZIMUT INVESTMENTS S.A.

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, Azimut Investments S.A.